UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐              No  ☒

Item 1:	Form 6-K dated February 5, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 5, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	February 5, 2018

TATA MOTORS LTD TODAY ANNOUNCED ITS RESULTS FOR THE QUARTER ENDING DEC 31, 2017.

PERFORMANCE HIGHLIGHTS (Q3 FY18)

Consolidated ₹ Cr (Ind AS)	Q3 FY 18 Vs FY’ 17		9M FY 18 Vs FY’ 17
Net Revenue	74,156	16.1%	202,963		5.4%
PBT	2,029	239%	8,847	*	113%
EBIT (%)	3.6	80 bps	3.1		(90 bps )

*	Includes one-time credit for pension benefit changes of
£437	m (₹ 3,600 Cr)

TML (S) – Tata Motors Ltd. (Standalone including Joint Operations)

JLR £ M (IFRS)	Q3 FY 18 Vs FY’ 17		9M FY 18 Vs FY’ 17
Net Revenue	6,310	4.3%	18,231		6.8%
PBT	192	(24.7%)	1172	*	25.5%
EBIT (%)	2.6	(130 bps )	3.1		(160 bps )

TML (S) ₹ Cr	Q3 FY 18 Vs FY’ 17		9M FY 18 Vs FY’ 17
Net Revenue	16,102	58.6%	38,709	25.5%
PBT	201	119%	(532)	66.8%
EBIT (%)	3.4	980 bps	(0.3)	360 bps

JAGUAR LAND ROVER	TATA MOTORS (STANDALONE, INCL JO)

•  Retail sales rise 3.5% to 154,447 units year-on-year, wholesales rise 2.2% to 133,739 units

•  Net Revenue increases 4.3 % to £6.3B

•  EBITDA margin at 10.9%, up 80 bps

•  EBIT margin at 2.6%, down 130 bps

•  Pre-tax profits at £192M reflects model change-overs and tough conditions in UK, US and Europe

•  £1B investment in new automotive technologies, production and R&D facilities

•  Wholesale rise 31% to 172,952 units

•  Net Revenue increases 59% to ₹16,102Cr.

•  EBITDA margin at 9.0%, up 750 bps

•  EBIT margin at 3.4% up 980 bps

•  Pre-tax profits at ₹201Cr ( vs -₹1,032Cr in base) reflecting progress of the Turnaround Strategy

•  ₹ 1,021Cr investment in products, platforms and technologies

N Chandrasekaran, Chairman commented “We have delivered a satisfying quarter of profitable growth. Jaguar Land Rover, despite tough market conditions, continued its volume growth trajectory with strong response to its new product range. In a market that is facing significant disruptions, Jaguar Land Rover will invest for growth while continuing its journey of sustainable profitable growth.

In the domestic business, the “Turnaround Strategy” is delivering results. Our focus on market share gain coupled with operational improvements is working well, with both Commercial and Passenger Vehicles businesses delivering improved results. We will continue on this journey to drive growths ahead of the market, reduce our cost base and invest prudently to deliver better products and service for our customers and improved returns for our shareholders.”

JAGUAR LAND ROVER

BUSINESS HIGHLIGHTS

•	Continued ramp up of the Velar and Discovery drove higher volumes, offset partially by run-out of the 17 Model Year Range Rover and Range Rover Sport

•	China and Overseas markets were up while the UK, US and European markets were lower reflecting more challenging conditions with cyclical weakness in the UK and US, increasing diesel uncertainty in the UK and Europe, and Brexit uncertainty in the UK

•	The new Jaguar E-Pace, long wheelbase XE in China and 18 Model Year Range Rover and Range Rover Sport (both with new PHEV options) have been launched and will be ramping up in Q4

•	F-Pace and E-Pace awarded 5 star Euro NCAP rating

•	Participated in UK’s first on-road testing of the Autonomous Cars

FINANCIAL DETAILS

In the third quarter, retail sales grew 3.5% to 154,447 units, driven primarily by a 14.6% increase in unit sales in China and an 18.2% rise in Overseas markets. Increased sales in such markets reflected underlying demand for the new Range Rover Velar, the Land Rover Discovery, the recently-launched Jaguar E-PACE compact SUV and, in China, the long-wheelbase Jaguar XF. This improvement was offset by flatter demand in the US, UK and mainland Europe, and the impact of model year change-overs for the Range Rover and Range Rover Sport. Revenues increased 4.3% to £6.3B. Pre-tax profits were £192M (2.6% EBIT margin) compared to £255M (3.9% EBIT margin) in Q3FY17 which included an £85M insurance recovery. Profitability was impacted by the run-out of the 17 Model Year Range Rover and Range Rover Sport (18 Model Year with PHEV option now launching) and higher depreciation and amortization resulting from continued investment to drive profitable growth. Total investment in new products, technology and capacity was over £1B in Q3 and is expected to exceed £4B for the full year.

Dr. Ralf Speth, Jaguar Land Rover CEO, said: “We have delivered credible financial results in a challenging period, during which Jaguar Land Rover has continued to over-proportionally invest in long-term growth and autonomous, connected and electric technologies. Despite headwinds and uncertainty in some markets, Jaguar Land Rover still delivered increased unit sales as we continued the launch schedule for new models including the significantly enhanced Range Rover family and all-new Jaguar E-PACE.

As I look ahead, this is a milestone year for Jaguar Land Rover as we prepare to launch our first ever electric car, the Jaguar I-PACE, and Range Rover plug-in hybrids. We continue to remain focused on delivering sustainable and profitable growth, and we expect a stronger all-around performance in the Fourth Quarter driven by new models, seasonality, and improved profitability.”

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

BUSINESS HIGHLIGHTS

•	Turnaround Strategy well on track

•	Strong volumes and cost reduction efforts deliver improved profit delivery

•	Commercial Vehicles (CV):

•	Growth driven by increased demand for high tonnage vehicles, newly launched products, increased acceptance of SCR technology, improved stakeholders’ engagement, government funding in infrastructure development and e-commerce growth.

•	Passenger Vehicles (PV) continues to demonstrate positive momentum on the back of new product launches and customer centric initiatives

FINANCIAL DETAILS

In the third quarter, overall wholesales (including exports) grew 31% to 172,952 units with broad based growth across the entire portfolio in the domestic market- M&HCV trucks up 54%, ILCV trucks up 49%, SCV & Pick Ups up 44%, CV passenger carriers up 15%, PV up 22%. New products in CV with SCR technology has been well received by the customers. “Nexon” has met with excellent consumer response while the existing portfolio of Tiago, Tigor and Hexa continued to deliver strong growths. The performance in the quarter reflects the progress of the Turnaround Strategy which involves focused actions on filling up portfolio gaps, rigorous cost reduction and creating a robust extended supply chain footprint.

Revenue increased 59% to ₹16,102Cr, Pre-tax profits were ₹201Cr (3.3% EBIT margin) compared to Pre-tax loss of ₹1,032Cr (-6.4% EBIT margin) in Q3 FY17.

Mr. Guenter Butschek, Tata Motors CEO & MD, said: “The Turnaround Strategy is delivering results for us as is evident in share gain in an intensely competitive market and improved profitability enabled by a slew of new product launches and customer centric initiatives.

The regulatory landscape on emission norms including BSVI, EVs and alternative fuel sources are significant challenges for the industry and Tata Motors is ready to play its part, while we continue on our journey to drive competitive, profitable growth”

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS AND TAX

Finance costs increased by ₹377Cr to ₹1,247Cr during Q3 FY’18, as compared to Q3 FY’17.The increase is due to higher borrowings in both TML (S) and JLR.

The Effective Tax Rate for 9M FY18 was 33%. This broadly reflects non- recognition of tax credits in the Standalone business and impact of reduction in tax rates on deferred tax assets (UK reduced from 19% to 17% and US reduced from 35% to 21%).

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

Net profit from joint ventures and associates contributed ₹253Cr compared with ₹380Cr in the same quarter prior year. Other income was ₹182Cr versus ₹167Cr in the same quarter prior year.

FREE CASH FLOWS

Free cash flow in the quarter, was negative ₹5,159Cr reflecting higher investments, lower operating profits and adverse working capital in JLR due to new product launches.

NET DEBT

Closing net debt was ₹47,777Cr compared to ₹27,485Cr as at 31st March 2017, reflecting negative free cash flow at JLR with continued high investments and unfavourable working capital largely related to new model launches. Total current liabilities amounted to ₹125,560Cr compared to ₹115,630Cr as at 31st March 2017. Total current assets including cash increased by ₹1,285Cr to ₹117,405Cr as compared to 31st March 2017.

Net Automotive debt stood at ₹24,540Cr vs ₹7,397Cr as at 31st March 2017.

FINANCE AND LIQUIDITY

On 10 October 2017, JLR issued a $500M 10 year bond maturing in October 2027. In October 2017, TML Holdings Pte, Singapore has refinanced its existing US$ 850M Syndicated loan facilities with a new £640 million Syndicated loan facilities with an average tenor of around 4.6 years.

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information, please contact

Suresh Rangarajan

Head-Corporate Communications

Tata Motors Limited

Phone: 00 91 22 6665 7289

www.tatamotors.com

News Release – 2	February 5, 2018

Auditors Report (Consolidated)

Limited Review Report on Quarterly Unaudited Consolidated Financial Results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

We have reviewed the accompanying statement of unaudited consolidated financial results (‘the Statement’) of Tata Motors Limited (“the Holding Company”), its subsidiaries (together referred to as ‘the Group’), its associates, its joint operations and its jointly controlled entities as listed in Annexure 1 for the period ended 31 December 2017 attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This Statement is the responsibility of the Holding Company’s management and has been approved by the Board of Directors in their meeting held on 5 February 2018. Our responsibility is to issue a report on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

We did not review the interim financial information of sixty-four step down subsidiaries and one joint operation included in the unaudited consolidated financial results, whose interim financial information reflect total revenues of Rs. 59,250.16 crores and Rs. 165,840.65 crores for the quarter and nine months ended 31 December 2017 respectively, total profit after tax of Rs. 864.63 crores and Rs. 7,609.84 crores for the quarter and nine months ended 31 December 2017 respectively and total comprehensive income of Rs. 2,451.79 crores and Rs. 20,014.58 crores for the quarter and nine months ended 31 December 2017 respectively and the Group’s share of net profit of Rs 198.57 crores and Rs 1,330.95 crores for the quarter and nine months ended 31 December 2017, respectively, in respect of four associates and two jointly controlled entities as considered in the unaudited consolidated financial results. These financial results have been reviewed by other auditors whose reports have been furnished to us by the management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the reports of the other auditors.

Limited Review Report on Quarterly Unaudited Consolidated Financial Results of Tata Motors Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Tata Motors Limited

Of the sixty-four step down subsidiaries listed above, the interim financial results and financial information of three step down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted these interim financial results from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Holding Company’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective the countries and the aforesaid conversion adjustments prepared by the Holding Company’s management and reviewed by us.

The unaudited consolidated financial results include the financial information of seven subsidiaries and fourteen step down subsidiaries which have not been reviewed by their auditors and are based solely on the management certified accounts, whose interim financial information reflect total revenues of Rs. 550.52 crores and Rs. 1,430.71 crores for the quarter and nine months ended 31 December 2017 respectively, total profit/(loss) after tax of Rs. (40.56) crores and Rs. 700.44 crores for the quarter and nine months ended 31 December 2017 respectively, and total comprehensive income of Rs. (39.55) crores and Rs. 690.28 crores for the quarter and nine months ended 31 December 2017 respectively and the Group’s share of net profit of Rs 51.66 crores and Rs 93.50 crores for the quarter and nine months ended 31 December 2017, respectively, in respect of four associates and two jointly controlled entities which have not been reviewed by their auditors and are based solely on the management certified accounts. Our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step down subsidiaries, associates and jointly controlled entities are based solely on such unaudited financial information. In our opinion and according to the information and explanations given to us by the management, these financial results are not material to the Group.

Our conclusion on consolidated quarterly financial results, is not modified in respect of the above matters relating to our reliance on the reports of other auditors and financial information certified by the management.

Based on our review conducted as stated above and based on the consideration of the reports of the other auditors and management certified accounts referred to above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited consolidated financial results prepared in accordance with applicable accounting standards i.e. Indian Accounting Standards (‘Ind AS’) prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI Circular dated 5 July 2016 including the manner in which it is to be disclosed, or that it contains any material misstatement.

Limited Review Report on Quarterly Unaudited Consolidated Financial Results of Tata Motors Limited pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Tata Motors Limited

Other matters

The consolidated financial results for the quarter ended 30 June 2017 were reviewed by the predecessor auditor whose review report dated 9 August 2017, which expressed an unmodified conclusion, has been furnished to us and relied upon by us for the purpose of review of the consolidated financial results for the nine months period ended 31 December 2017. The consolidated financial results for the quarter and nine months period ended 31 December 2016 and the year ended 31 March 2017 were reviewed/ audited by the predecessor auditor who expressed an unmodified conclusion/ opinion vide their review report / audit report dated 14 February 2017 and 23 May 2017 respectively. Our conclusion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
5 February 2018	Membership No: 049265

Annexure 1: List of entities consolidated as at 31 December 2017

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(A) TATA MOTORS - DIRECT SUBSIDIARIES
1	Concorde Motors (India) Limited
2	TAL Manufacturing Solutions Limited
3	Tata Motors European Technical Centre PLC
4	Tata Motors Insurance Broking and Advisory Services Limited
5	TMF Holdings Limited (Name changed from Tata Motors Finance Limited w.e.f 17 June 2017)
6	TML Holdings Pte. Limited
7	TML Distribution Company Limited
8	Tata Hispano Motors Carrocera S.A.
9	Tata Hispano Motors Carrocerries Maghreb SA
10	TML Drivelines Limited
11	Trilix S.r.l.
12	Tata Precision Industries Pte. Limited
13	Tata Technologies Limited
14	Tata Marcopolo Motors Limited

(B) TATA MOTORS - INDIRECT SUBSIDIARIES
(i) Subsidiaries of TML Holdings Pte. Ltd.
15	Tata Daewoo Commercial Vehicle Company Limited
16	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited
17	Tata Motors (Thailand) Limited
18	Tata Motors (SA) (Proprietary) Limited
19	PT Tata Motors Indonesia
20	PT Tata Motors Distribusi Indonesia
21	TMNL Motor Services Nigeria Limited
22	Jaguar Land Rover Automotive plc
(ii) Subsidiaries of Jaguar Land Rover Automotive plc
23	Jaguar Land Rover Holdings Limited
(iii) Subsidiaries of Jaguar Land Rover Holdings Limited
24	Jaguar Land Rover Limited
25	Jaguar Land Rover Austria GmbH
26	Jaguar Land Rover Japan Limited
27	JLR Nominee Company Limited (dormant)
28	Jaguar Land Rover Deutschland GmbH
29	Jaguar Land Rover North America LLC
30	Jaguar Land Rover Nederland BV

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
31	Jaguar Land Rover Portugal - Veículos e Peças, Lda.
32	Jaguar Land Rover Australia Pty Limited
33	Jaguar Land Rover Italia Spa
34	Jaguar Land Rover Korea Company Limited
35	Jaguar Land Rover (China) Investment Co. Limited
36	Jaguar Land Rover Canada ULC
37	Jaguar Land Rover France, SAS
38	Jaguar Land Rover (South Africa) (Pty) Limited
39	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA
40	Limited Liability Company “Jaguar Land Rover” (Russia)
41	Jaguar Land Rover (South Africa) Holdings Limited
42	Jaguar Land Rover India Limited
43	Jaguar Land Rover Espana SL
44	Jaguar Land Rover Belux NV
45	Jaguar Cars South Africa (Pty) Limited
46	The Jaguar Collection Limited
47	Jaguar Cars Limited
48	Land Rover Exports Limited
49	Land Rover Ireland Limited
50	The Daimler Motor Company Limited
51	Daimler Transport Vehicles Limited
52	S.S. Cars Limited
53	The Lanchester Motor Company Limited
54	Shanghai Jaguar Land Rover Automotive Services Company Limited
55	Jaguar Land Rover Pension Trustees Limited
56	Jaguar Land Rover Slovakia s.r.o
57	Jaguar Land Rover Singapore Pte. Ltd.
58	Jaguar Racing Limited
59	InMotion Ventures Limited
60	InMotion Ventures 1 Limited
61	InMotion Ventures 2 Limited
62	InMotion Ventures 3 Limited
63	Jaguar Land Rover Colombia S.A.S
64	Jaguar Land Rover Ireland (Services) Limited
65	Jaguar Land Rover Mexico, SAPi de CV
66	Jaguar Land Rover Servicios Mexico, S.A. de C.V.
67	Jaguar Land Rover Taiwan Company LTD
68	Spark44 (JV) Limited
(iv) Subsidiaries of Spark44 (JV) Limited
69	Spark44 Pty. Ltd. (Sydney)
70	Spark44 GMBH (Frankfurt)
71	Spark44 LLC (LA & NYC)
72	Spark44 Limited (Shanghai)

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
73	Spark44 Middle East DMCC (Dubai)
74	Spark44 Demand Creation Partners Limited (Mumbai)
75	Spark44 Limited (London & Birmingham)
76	Spark44 Pte Ltd (Singapore)
77	Spark44 Communication SL (Madrid)
78	Spark44 SRL (Rome)
79	Spark44 Limited (Seoul)
80	Spark44 KK (Tokyo)
81	Spark44 Canada Inc (Toronto)
82	Spark44 South Africa (Pty) Limited
(v) Subsidiaries of Tata Technologies Ltd.
83	Tata Technologies Pte. Limited
84	Tata Technologies (Thailand) Limited
85	Tata Technologies Inc.
86	Tata Manufacturing Technologies (Shanghai) Limited
87	INCAT International Plc.
88	INCAT GmbH
89	Tata Technologies Europe Limited
90	Escenda Engineering AB
91	Tata Technologies de Mexico, S.A. de C.V.
92	Cambric GmbH
93	Midwest Managed Services Inc.
94	Cambric Limited
95	Tata Technologies SRL Romania
96	Cambric UK Limited
(vi) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)
97	Tata Motors Finance Solutions Limited
98	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

(C) TATA MOTORS – ASSOCIATES
99	Jaguar Cars Finance Limited
100	Synaptiv Limited
101	Cloud Car Inc
102	Drive Club Service Pte Ltd
103	Automobile Corporation of Goa Limited
104	Nita Company Limited
105	Tata Hitachi Construction Machinery Company Private Limited
106	Tata Precision Industries (India) Limited
107	Tata AutoComp Systems Limited

(D) TATA MOTORS - JOINT OPERATIONS
108	Tata Cummins Private Limited
109	Fiat India Automobiles Private Limited

(E) TATA MOTORS - JOINT VENTURES
110	Chery Jaguar Land Rover Automotive Company Limited
111	JT Special Vehicles Private Limited
112	Tata HAL Technologies Limited
113	Cherry Jaguar Land Rover Auto Sales Company Limited

News Release – 3	February 5, 2018

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2017

		Quarter ended				Nine months ended		Year ended
Particulars		December 31,		September 30,	December 31,	December 31,		March 31,
		2017			2016	2017	2016	2017
		Unaudited						Audited
	Income
I	(a) Income from operations (refer note 2)		74,156.07	70,155.96	64,942.78	204,130.25	195,745.51	274,492.12
II	(b) Other income		181.63	188.80	167.41	524.54	520.38	754.54
III	Total Income (I + II)		74,337.70	70,344.76	65,110.19	204,654.79	196,265.89	275,246.66
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		45,378.78	40,569.02	38,746.48	122,495.23	118,389.10	160,147.12
	(ii) Basis adjustment on hedge accounted derivatives		(348.29)	(420.75)	(347.36)	(1,068.83)	(507.79)	(777.57)
	(b) Purchase of products for sale		4,224.66	3,670.49	3,818.63	11,251.37	10,000.60	13,924.53
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(1,972.84)	1,068.01	(2,205.49)	(3,932.94)	(9,502.97)	(7,399.92)
	(d) Excise duty (refer note 2)		—	(534.69)	1,009.77	790.16	3,270.19	4,799.61
	(e) Employee benefits expense		7,576.27	7,256.33	7,044.64	21,947.82	21,305.54	28,332.89
	(f) Finance costs		1,247.35	1,147.34	870.71	3,503.54	3,074.04	4,238.01
	(g) Foreign exchange (gain)/loss (net)		(126.74)	(71.47)	1,424.31	(829.47)	3,955.29	3,910.10
	(h) Depreciation and amortisation expense		5,570.79	4,969.88	4,229.95	15,065.23	13,234.75	17,904.99
	(i) Product development/Engineering expenses		923.62	765.03	814.10	2,501.09	2,427.20	3,413.57
	(j) Other expenses		14,371.45	13,216.17	14,156.45	40,561.84	40,498.90	55,430.06
	(k) Amount capitalised		(4,541.10)	(4,371.97)	(4,334.77)	(12,862.16)	(12,832.88)	(16,876.96)
	Total expenses (IV)		72,303.95	67,263.39	65,227.42	199,422.88	193,311.97	267,046.43
V	Profit before exceptional items and tax (III - IV)		2,033.75	3,081.37	(117.23)	5,231.91	2,953.92	8,200.23
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service credit		—	—	—	(3,609.01)	—	—
	(b) Employee separation cost		4.73	—	0.75	4.73	0.41	67.61
	(c) Others		—	—	(716.57)	(11.19)	(1,195.78)	(1,182.17)
VII	Profit before tax (V - VI)		2,029.02	3,081.37	598.59	8,847.38	4,149.29	9,314.79
VIII	Tax expense/(credit) (net)
	(a) Current tax		473.46	1,242.88	969.37	2,452.92	2,214.13	3,137.66
	(b) Deferred tax		594.14	(153.10)	(102.42)	911.90	(202.52)	113.57
	Total tax expense (net)		1,067.60	1,089.78	866.95	3,364.82	2,011.61	3,251.23
IX	Profit for the period/year from continuing operations (VII - VIII)		961.42	1,991.59	(268.36)	5,482.56	2,137.68	6,063.56
X	Share of profit of joint ventures and associates (net)		253.18	510.08	379.93	1,433.64	1,082.45	1,493.00
XI	Profit for the period/year (IX + X)		1,214.60	2,501.67	111.57	6,916.20	3,220.13	7,556.56
	Attributable to:
	(a) Shareholders of the Company		1,198.63	2,482.78	93.77	6,863.67	3,158.51	7,454.36
	(b) Non-controlling interests		15.97	18.89	17.80	52.53	61.62	102.20
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		212.56	945.96	(263.31)	1,428.01	(9,079.29)	(5,719.91)
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		(14.98)	(157.23)	(51.88)	(245.24)	1,378.15	867.35
	(B) (i) Items that will be reclassified to profit or loss		834.77	7,555.13	(2,407.05)	18,148.39	(25,030.75)	(25,548.94)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(323.26)	(853.13)	20.52	(2,646.85)	3,366.86	2,906.93
	Total other comprehensive income/(loss)		709.09	7,490.73	(2,701.72)	16,684.31	(29,365.03)	(27,494.57)
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		1,923.69	9,992.40	(2,590.15)	23,600.51	(26,144.90)	(19,938.01)
	Attributable to:
	(a) Shareholders of the Company		1,911.12	9,956.42	(2,604.66)	23,534.24	(26,186.81)	(20,005.94)
	(b) Non-controlling interests		12.57	35.98	14.51	66.27	41.91	67.93
XIV	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22	679.22	679.22
XV	Reserves excluding revaluation reserves							57,359.80
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	3.51	7.30	0.26	20.20	9.29	21.94
	(b) Diluted EPS	₹	3.51	7.29	0.26	20.19	9.28	21.93
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	3.61	7.40	0.36	20.30	9.39	22.04
	(b) Diluted EPS	₹	3.61	7.39	0.36	20.29	9.38	22.03
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

The automotive segment is bifurcated into the following:

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology or IT services, machine tools and factory automation solutions.

							(₹ in crores)
		Quarter ended			Nine months ended		Year ended
Particulars		December 31,	September 30,	December 31,	December 31,		March 31,
		2017		2016	2017	2016	2017
		Unaudited					Audited
A.	Segment Revenue :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	17,955.77	14,998.13	13,186.02	45,340.05	39,716.56	56,448.78
	- Jaguar and Land Rover	55,761.34	54,748.16	51,346.52	157,553.98	154,797.17	216,388.82
	Less: Intra segment eliminations	(48.78)	(23.13)	(14.52)	(112.79)	(53.41)	(145.19)

	-Total	73,668.33	69,723.16	64,518.02	202,781.24	194,460.32	272,692.41
II.	Others	778.82	762.14	766.64	2,269.59	2,307.28	3,184.06

	Total Segment Revenue	74,447.15	70,485.30	65,284.66	205,050.83	196,767.60	275,876.47
	Less: Inter segment revenue	(291.08)	(329.34)	(341.88)	(920.58)	(1,022.09)	(1,384.35)

	Net income from Operations	74,156.07	70,155.96	64,942.78	204,130.25	195,745.51	274,492.12

B.	Segment results before other income, finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	998.86	526.52	(376.19)	1,162.72	97.32	207.05
	- Jaguar and Land Rover	1,941.48	3,379.26	2,320.21	6,091.59	9,185.77	15,117.07
	Less: Intra segment eliminations	—	—	—	—	—	—

	-Total	2,940.34	3,905.78	1,944.02	7,254.31	9,283.09	15,324.12
II.	Others	59.39	88.05	106.99	213.41	302.29	471.90

	Total Segment results	2,999.73	3,993.83	2,051.01	7,467.72	9,585.38	15,796.02
	Less: Inter segment eliminations	(27.00)	(25.39)	(40.63)	(86.28)	(122.51)	(202.22)

	Net Segment results	2,972.73	3,968.44	2,010.38	7,381.44	9,462.87	15,593.80
	Add/(Less) : Other income	181.63	188.80	167.41	524.54	520.38	754.54
	Add/(Less) : Finance costs	(1,247.35)	(1,147.34)	(870.71)	(3,503.54)	(3,074.04)	(4,238.01)
	Add/(Less) : Foreign exchange gain/(loss) (net)	126.74	71.47	(1,424.31)	829.47	(3,955.29)	(3,910.10)
	Add/(Less) : Exceptional items	(4.73)	—	715.82	3,615.47	1,195.37	1,114.56

	Total Profit before tax	2,029.02	3,081.37	598.59	8,847.38	4,149.29	9,314.79

			As at September 30,		As at December 31,	As at December 31,	As at March 31,
			2017		2017	2016	2017
			Unaudited		Unaudited	Unaudited	Audited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		69,022.30		71,407.74	64,770.61	64,890.05
	- Tata and other brands vehicles and financing thereof - Assets held for sale		—		209.27	—	—
	- Jaguar and Land Rover		175,717.66		183,911.84	153,797.68	154,654.50
	Less: Intra segment eliminations		—		—	—	—

	-Total		244,739.96		255,528.85	218,568.29	219,544.55
II.	(a) Others		476.18		44.86	1,999.83	2,205.13
	(b) Assets classified as held for sale		2,178.90		2,745.23	—	—

	Total Segment Assets		247,395.04		258,318.94	220,568.12	221,749.68
	Less: Inter segment eliminations		(1,147.98)		(1,295.33)	(946.28)	(1,023.72)

	Net Segment Assets		246,247.06		257,023.61	219,621.84	220,725.96
	Investment in equity accounted investees
	- Tata and other brands vehicles and financing thereof		380.03		383.97	375.90	377.31
	- Jaguar and Land Rover		4,609.74		4,811.42	3,476.70	3,835.72
	- Others		422.79		467.39	366.70	392.98
	Add : Unallocable assets		39,708.66		36,063.72	38,083.12	48,422.39

	Total Assets		291,368.28		298,750.11	261,924.26	273,754.36

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		18,403.07		19,456.98	14,220.04	17,548.81
	- Jaguar and Land Rover		91,034.68		93,080.33	88,314.86	89,478.99
	Less: Intra segment eliminations		—		—	—	—

	-Total		109,437.75		112,537.31	102,534.90	107,027.80
II.	(a) Others		359.81		79.44	600.21	747.75
	(b) Liabilities classified as held for sale		681.28		1,133.74	—	—

	Total Segment Liabilities		110,478.84		113,750.49	103,135.11	107,775.55
	Less: Inter segment eliminations		(273.29)		(283.78)	(233.79)	(250.44)

	Net Segment Liabilities		110,205.55		113,466.71	102,901.32	107,525.11
	Add : Unallocable liabilities		101,513.16		103,947.84	106,818.44	107,714.19

	Total Liabilities		211,718.71		217,414.55	209,719.76	215,239.30

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee at its meeting held on February 2, 2018 and approved by the Board of Directors at its meeting held on February 5, 2018.

2)	Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18 on Revenue and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Income from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Income from operations for quarter and nine months ended December 31, 2017 are not comparable with the previous periods. Following additional information is being provided to facilitate such comparison:

						(₹ in crores)
	Quarter ended			Nine months ended		Year ended
Particulars	December 31,	September 30,	December 31,	December 31,		March 31,
	2017	2017	2016	2017	2016	2017
(a) Income from operations	74,156.07	70,155.96	64,942.78	204,130.25	195,745.51	274,492.12
(b) Excise duty	—	—	(1,052.07)	(1,166.77)	(3,162.69)	(4,642.46)

(c) Income from operations (net of excise duty) (a)-(b)	74,156.07	70,155.96	63,890.71	202,963.48	192,582.82	269,849.66

Excise duty for the quarter ended September 30, 2017 represents of reversal excise duty on closing inventories held as at June 30, 2017.

3)	During the quarter ended March 31, 2017, the Company reviewed the presentation of the foreign exchange gain/(loss) due to continued increase in hedging activity and volatility in foreign exchange rates. Accordingly, it was considered to present foreign exchange gain/(loss) relating to hedges with underlying hedged items. Foreign exchange gain/(loss) unrelated to hedging are presented separately in the Statement of Profit and Loss. Figures for the quarter and nine months ended December 31, 2016, have been regrouped accordingly. There is no impact upon the reported profit/(loss).

4)	The assets and liabilities of Tata Technologies Limited and TAL Manufacturing Solutions Limited and Company’s certain assets related to defence business are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

5)	The exceptional credit of ₹3,609.01 crores (GB£ 437.40 million) for the nine months ended December 31, 2017, relates to the amendment of the Defined Benefit scheme of Jaguar Land Rover Automotive Plc. On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit scheme members that the Defined Benefit Scheme rules were to be amended with effect from April 6, 2017 so that amongst other changes, retirement benefit will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, the past service credit has been recognized in quarter ended June 30, 2017.

6)	During the quarter ended December 31, 2017,

(i)	Jaguar Land Rover Automotive Plc, an indirect subsidiary of the company issued a 4.50% coupon US$ 500 million bond maturing in 2027. The net proceeds from the issue will be used for general corporate purposes, including support for ongoing growth and capital spending plan.

(ii)	TML Holdings Pte Singapore, a wholly owned subsidiary of the company, has refinanced its existing syndicated loan facilities of US$ 850 million with a new syndicated loan facility of GB£ 640 million.

7)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and nine months ended December 31, 2017.

Tata Motors Limited

Guenter Butschek
Mumbai, February 5, 2018	CEO & Managing Director

News Release – 4	February 5, 2018

Auditors Report (Standalone)

Auditor’s Report on Quarterly Standalone Financial Results and Year to Date Standalone Financial Results of Tata Motors Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

We have audited the quarterly standalone financial results (‘the Statement’) of Tata Motors Limited (‘the Company’), which includes two Joint Operations consolidated on a proportionate basis, for the quarter ended 31 December 2017 and the year to date results for the period 1 April 2017 to 31 December 2017, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as modified by Circular No. CIR/CFD/FAC/62/2016 dated 5 July 2016.

These quarterly standalone financial results as well as the year to date standalone financial results have been prepared on the basis of the condensed standalone interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these standalone financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (‘Ind AS’) on “Interim Financial Reporting” (‘Ind AS 34’), prescribed, under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder; as applicable and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the interim financial results of one joint operation included in the audited standalone financial results, whose interim financial results reflect total revenues of Rs. 2,357.01 crores and Rs. 4,138.01 crores for the quarter and nine months ended 31 December 2017 respectively, total profit after tax of Rs. 88.53 crores and Rs. 133.61crores for the quarter and nine months ended 31 December 2017 respectively and total comprehensive income of Rs. 89.38 crores and Rs. 133.67 crores for the quarter and nine months ended 31 December 2017 respectively as considered in the audited standalone financial results. These financial results have been audited by other auditor whose report has been furnished to us by the management and our report on the quarterly and year to date standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of the other auditor.

Our opinion is not modified in respect of the above matter relating to our reliance on the report of the other auditor.

Auditor’s Report on Quarterly Standalone Financial Results and Year to Date Standalone Financial Results of Tata Motors Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Tata Motors Limited

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the reports of the other auditors referred in the paragraph above and the Other matters paragraph below, these quarterly standalone financial results as well as the year to date standalone financial results:

(i)	are presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and SEBI circular dated 5 July 2016 in this regard; and

(ii)	give a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the net profit (financial performance including other comprehensive income) and other financial information for the quarter ended 31 December 2017 and net loss (financial performance including other comprehensive income) and other financial information for the year to date financial results for the period from 1 April 2017 to 31 December 2017.

Other matters

The standalone financial results for the quarter ended 30 June 2017 were audited by the predecessor auditor and whose audit report dated 9 August 2017, which expressed an unmodified opinion, has been furnished to us by the Management and relied upon by us for the purpose of our audit of the standalone financial results for the nine months period ended 31 December 2017. The standalone financial results for the quarter and nine months period ended 31 December 2016 and the year ended 31 March 2017 included in the Statement were audited by the predecessor auditor who expressed an unmodified opinion vide their report dated 14 February 2017 and 23 May 2017 respectively. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
5 February 2018	Membership No: 049265

News Release – 5	February 5, 2018

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2017

		Quarter ended				Nine months ended		Year ended
Particulars		December 31,		September 30,	December 31,	December 31,	December 31,	March 31,
		2017		2017	2016	2017	2016	2017
I.	Income from operations (refer note 2)		16,101.60	13,400.08	11,207.20	39,877.00	34,007.97	49,100.41
II.	Other Income		91.89	141.88	93.95	873.70	864.52	978.84
III.	Total Income (I+II)		16,193.49	13,541.96	11,301.15	40,750.70	34,872.49	50,079.25
IV.	Expenses
	(a) Cost of materials consumed		10,268.60	8,651.02	6,647.44	24,970.33	19,991.76	27,654.40
	(b) Purchases of products for sale		1,360.23	994.60	930.81	3,206.23	2,836.87	3,945.97
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		151.03	662.44	(99.14)	331.57	(1,040.53)	(251.43)
	(d) Excise duty (refer note 2)		—	(487.70)	1,001.78	793.28	3,230.66	4,736.41
	(e) Employee benefits expense		929.30	885.38	845.35	2,703.25	2,625.99	3,558.52
	(f) Finance costs		501.04	444.10	413.73	1,312.97	1,135.63	1,590.15
	(g) Foreign exchange (gain)/loss (net)		(143.34)	72.82	44.15	(78.47)	2.82	(252.45)
	(h) Depreciation and amortisation expense		768.87	750.63	728.96	2,194.28	2,159.77	2,969.39
	(i) Product development/engineering expenses		136.65	111.19	76.95	323.08	263.01	454.48
	(j) Other expenses		2,235.71	1,901.14	1,960.04	6,128.17	5,928.88	8,697.42
	(k) Amount capitalised		(219.92)	(177.77)	(218.06)	(606.57)	(710.12)	(941.55)
	Total expenses (IV)		15,988.17	13,807.85	12,332.01	41,278.12	36,424.74	52,161.31
V.	Profit/(loss) before exceptional items and tax (III-IV)		205.32	(265.89)	(1,030.86)	(527.42)	(1,552.25)	(2,082.06)
VI.	Exceptional Items
	(a) Provision for impairment of investment in a subsidiary		—	—	—	—	50.00	123.17
	(b) Employee separation cost		4.73	—	0.75	4.73	0.41	67.61
	(c) Others		—	—	—	—	—	147.93
VII.	Profit/(loss) before tax (V-VI)		200.59	(265.89)	(1,031.61)	(532.15)	(1,602.66)	(2,420.77)
VIII.	Tax expense/(credit) (net)
	(a) Current tax		24.84	9.97	12.41	41.46	25.51	44.52
	(b) Deferred tax		(7.90)	19.44	1.92	5.09	22.78	14.70
	Total tax expense		16.94	29.41	14.33	46.55	48.29	59.22
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		183.65	(295.30)	(1,045.94)	(578.70)	(1,650.95)	(2,479.99)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit or loss		39.23	46.24	(15.22)	118.58	(8.79)	84.02
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		(1.00)	0.35	7.59	(2.41)	13.88	(3.79)
	(B) (i) Items that will be reclassified to profit or loss - gains/(losses)		42.72	(8.58)	2.20	14.82	16.96	23.32
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(14.78)	2.97	(0.76)	(5.13)	(5.87)	(8.07)
	Total other comprehensive income/(loss)		66.17	40.98	(6.19)	125.86	16.18	95.48
XI.	Total comprehensive income/(loss) for the period (IX+X)		249.82	(254.32)	(1,052.13)	(452.84)	(1,634.77)	(2,384.51)
XII.	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22	679.22	679.22
XIII.	Reserves excluding revaluation reserve							20,129.93
XIV.	Earnings per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	0.53	(0.87)	(3.08)	(1.70)	(4.86)	(7.30)
	(ii) Diluted EPS	₹	0.53	(0.87)	(3.08)	(1.70)	(4.86)	(7.30)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	0.63	(0.87)	(3.08)	(1.70)	(4.86)	(7.30)
	(ii) Diluted EPS	₹	0.63	(0.87)	(3.08)	(1.70)	(4.86)	(7.30)
			Not annualised

Notes:

1)	The above results were reviewed and recommended by the Audit Committee at its meeting held on February 2, 2018 and approved by the Board of Directors at its meeting held on February 5, 2018.

2)	Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18 on Revenue and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Income from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Income from operations for quarter and nine months ended December 31, 2017 are not comparable with the previous periods. Following additional information is being provided to facilitate such comparison:

						(₹ in crores)
Particulars	Quarter ended			Nine months ended		Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
	2017	2017	2016	2017	2016	2017
1 Income from operations	16,101.60	13,400.08	11,207.20	39,877.00	34,007.97	49,100.41
2 Excise duty	—	—	(1,055.14)	(1,168.14)	(3,152.04)	(4,622.99)

3 Income from operations (net of excise duty) (1-2)	16,101.60	13,400.08	10,152.06	38,708.86	30,855.93	44,477.42

Excise duty for the quarter ended September 30, 2017 represents reversal of excise duty on closing inventories held as at June 30, 2017.

3)	Other income for the quarter and nine months ended December 31, 2017, includes dividend from subsidiaries of ₹ nil crores and ₹586.23 crores (₹15.15 crores and ₹641.96 crores for the quarter and nine months ended December 31, 2016), respectively.

4)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Ind AS 108 on Operating Segments Reporting are considered to constitute one reporting segment.

5)	The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

						(₹ in crores)
Particulars	Quarter ended			Nine months ended		Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	March 31,
	2017	2017	2016	2017	2016	2017
1 Income from operations	15,363.65	12,885.99	11,056.22	38,374.72	33,517.42	48,319.90
2 Profit/(loss) before tax	99.57	(285.39)	(1,073.08)	(692.73)	(1,690.04)	(2,619.28)
3 Profit/(loss) after tax	116.66	(289.53)	(1,084.84)	(687.14)	(1,701.62)	(2,597.62)

6)	During the quarter ended March 31, 2017, the Company reviewed the presentation of the foreign exchange gain/loss and considered to present gain/loss relating to hedges with underlying hedged items. Foreign exchange gain/loss unrelated to hedging are presented separately in the Statement of Profit and Loss. Figures for the previous periods have been regrouped accordingly.

7)	The investment in the Company’s subsidiaries Tata Technologies Limited and TAL Manufacturing Solutions Limited and the Company’s certain assets related to defence business are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

8)	The Board of Directors have approved a scheme of arrangement for merger of TML Drivelines Ltd (a wholly owned subsidiary) with the Company, effective April 1, 2017. Petitions of the scheme of arrangement for merger have been admitted by the National Company Law Tribunal. Pending the required approvals, the effect of the scheme has not been given in the financial results.

9)	The Statutory Auditors have carried out an audit of the above results for the quarter and nine months ended December 31, 2017 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, February 5, 2018	CEO and Managing Director

For further press queries please contact Mr. Suresh Rangarajan at +00 91 22 66657289 or email at: suresh.rangarajan@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.